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                                                                      EXHIBIT 18



June 6, 1997


Airways Corporation
Orlando, Florida

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Airways Corporation and subsidiary (the "Company") as of March 31, 1997 and 1996 and the related consolidated statements of operations, changes in stockholders' equity and group equity, and cash flows for each of the years then ended and have reported thereon under date of June 6, 1997. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended March 31, 1997. As stated in Note (11) to those financial statements, the Company changed its method of accounting for Computer Reservation System ("CRS") fee expense and states that the newly adopted accounting principle is preferable in the circumstances because CRS fee expense is more appropriately matched with the related revenue and the treatment of such costs is consistent with the Company's standard revenue recognition policies. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of Airways Corporation and subsidiary's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.



                                          Very truly yours,

                                          KPMG PEAT MARWICK LLP